Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

14 March 2003

03007705

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 21 2003
WASH. D.C.
165

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 3/31

FILE NO. 82-5205

BRAMBLES INDUSTRIES
AMENDMENT OF DAVID TURNER'S SERVICE CONTRACT

Under the original terms of his employment and on completion of a two year term, Mr David Turner, Brambles Chief Financial Officer, was entitled to give notice to terminate his employment with Brambles with effect from 6 August 2003. These terms were agreed at the time of formation of Brambles' dual listing and recognised the commitment made by Mr Turner to relocate to Australia to take up this significant position, at such a critical stage in the Group's development.

The Board considers it is in shareholders' interests for greater certainty to exist in relation to the duration of Mr Turner's service arrangements. Mr Turner has therefore agreed to forgo his ability to give such notice and his entitlement to the payments and benefits described above, and has agreed to remain as Chief Financial Officer of Brambles until 31 December 2004. At the end of 2004, Mr Turner will be engaged by Brambles to provide consulting services for a further year. The cost to Brambles of this consulting service is likely to be equivalent to Mr Turner's total fixed remuneration for one year.

The Company has agreed that Mr Turner will be entitled to participate in the grant of options and performance shares in September 2003 in accordance with the terms of the 2001 Executive Share Option Plan (***Option Plan***), the 2001 Executive Performance Share Plan (***PSP***) and his service contract, but will not be eligible to receive a grant of options or performance shares in September 2004.

The Board has determined that it will exercise its discretion under the terms of the Option Plan so as to permit Mr Turner to exercise following termination of his employment all options granted to him prior to and including the September 2003 grant within the respective exercise periods to the extent that the performance condition relating to those options has been satisfied.

The Board has also determined that it will exercise its discretion under the PSP so that following termination of his employment:

- all Awards up to and including the 2002 Award will vest to the extent that the performance condition relating to that Award has been satisfied but will be subject to pro-rating by reference to the proportion of the performance period during which he has been employed; and

- his 2003 Award will vest to the extent that the performance condition relating to that Award has been satisfied.

Under Mr Turner's original terms of employment, if he had exercised the termination right described above, he would have been entitled to receive one times his annual total fixed remuneration and average annual cash bonus. If he did not find suitable alternative employment within 12 months after termination, he would also have been entitled to further monthly payments totalling up to an additional one times his annual total fixed remuneration, until such time as he found such alternative employment. Full details of these arrangements, together with the manner in which Mr Turner's options and performance shares would have vested in these circumstances, were included in the documentation sent to shareholders for approval of Brambles dual listed companies structure in June 2001.

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5222
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles Industries is globally headquartered in Australia

FILE NO. 82-5205

Notes to editors

Brambles is a leading global support services provider with operations in 40 countries across Europe, the Americas and Asia Pacific. With full year 2002 turnover of approximately £3 billion, operating profit of more than £400 million and assets of £3.7 billion, it employs some 31,000 personnel worldwide. Its key global businesses are CHEP, CLEANAWAY and RECALL.

- CHEP is the world's pioneer and leader in the provision of pallet pooling services. CHEP pallets facilitate the efficient operation of supply chains for most of the developed world's leading international FMCG (Fast Moving Consumer Goods) companies. These companies require the fast availability of high quality pallets and other types of standard loading equipment and transit packaging wherever they operate. CHEP meets this need through its global reach and scale, combined with its proven logistics and supply chain management capability and its established pallet pools and infrastructure in more than 30 countries.
- CLEANAWAY is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in UK, Germany and Australia. Through Cleanaway Germany, it is one of the largest paper recycling and trading businesses in Europe.
- RECALL is a global business managing physical and digital documents through their entire life cycle.

It also has a number of other global and regional businesses, such as Industrial Services, Meineke Car Care Centers and Interlake Material Handling.

The combined group was formed in August 2001, when Brambles Industries plc, previously the support services activities of GKN plc, was listed in London and then combined in a Dual Listed Companies structure with Brambles Industries Limited of Australia. The two companies were previously joint venture partners.